PROSPECTUS SUPPLEMENT NO. 6
Filed Pursuant to Rule 424(b)(3)
Registration File No. 333-123008

OXIS INTERNATIONAL

PROSPECTUS SUPPLEMENT NO. 6 DATED January 4, 2006

TO THE PROSPECTUS DATED MAY 27, 2005

This Prospectus Supplement No. 6 supplements our Prospectus dated May 27, 2005 with the following attached document:

A.    Form 8-K Current Report dated January 4, 2006

The attached information modifies and supersedes, in part, the information in the prospectus. Any information that is modified or superseded in the prospectus shall not be deemed to constitute a part of the Prospectus except as modified or superseded by this Prospectus Supplement.

This Prospectus Supplement No. 6 should be read in conjunction with the Prospectus Supplement No. 1, Prospectus Supplement No. 2, Prospectus Supplement No. 3, Prospectus Supplement No. 4, Prospectus Supplement No. 5 and the Prospectus, each of which are required to be delivered with this Prospectus Supplement.

INVESTING IN OUR COMMON STOCK INVOLVES A HIGH DEGREE OF RISK.
SEE “RISK FACTORS” BEGINNING ON PAGE 3 OF THE PROSPECTUS, AS
SUPPLEMENTED BY THIS PROSPECTUS SUPPLEMENT.

NEITHER THE SECURITIES AND EXCHANGE COMMISSION NOR ANY STATE
SECURITIES COMMISSION HAS APPROVED OR DISAPPROVED OF THESE
SECURITIES OR DETERMINED IF THIS PROSPECTUS SUPPLEMENT IS
TRUTHFUL OR COMPLETE. ANY REPRESENTATION TO THE CONTRARY IS A
CRIMINAL OFFENSE.

The date of this prospectus supplement is January 4, 2006

INDEX TO FILINGS

Annex
Form 8-K Current Report of the registrant filed with the Securities and Exchange Commission on January 4, 2006	A

ANNEX A

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington D.C., 20549

Form 8-K

Current Report
Pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934

Date Of Report (Date Of Earliest Event Reported):  12/28/2005

OXIS International, Inc.
(Exact Name of Registrant as Specified in its Charter)

Commission File Number:  0-8092

DE	94-1620407
(State or Other Jurisdiction of	(I.R.S. Employer
Incorporation or Organization)	Identification No.)

6040 N Cutter Circle Suite 317, Portland, OR 97217
(Address of Principal Executive Offices, Including Zip Code)

503-283-3911
(Registrant’s Telephone Number, Including Area Code)

(Former name or former address, if changed since last report)

Check the appropriate box below if the Form 8-K filing is intended to simultaneously satisfy the filing obligation of the registrant under any of the following provisions:

[  ]   Written communications pursuant to Rule 425 under the Securities Act (17 CFR 230.425)

[  ]   Soliciting material pursuant to Rule 14a-12 under the Exchange Act(17CFR240.14a-12)

[  ]   Pre-commencement communications pursuant to Rule 14d-2(b) under the Exchange Act(17CFR240.14d-2(b))

[  ]   Pre-commencement communications pursuant to Rule 13e-4(c) under the Exchange Act(17CFR240.13e-4(c))

Items to be Included in this Report

Item 1.01.        Entry into a Material Definitive Agreement.

On December 28, 2005, the board of directors of OXIS International, Inc. (“OXIS”), on the recommendation of the compensation committee and a vote of disinterested directors, approved a bonus compensation arrangement with Steven T. Guillen, President and CEO of OXIS. As part of the bonus compensation arrangement, the board of directors awarded Mr. Guillen a ten-year non-statutory option to purchase 500,000 shares of OXIS’s common stock, at an exercise price of $0.29 per share. The stock options were granted to Mr. Guillen outside of OXIS’s 2003 Stock Incentive Plan (the “Plan”). Subject to Mr. Guillen’s continued service (with the same meaning as in the Plan) to OXIS, the shares subject to the option are to vest as follows: 200,000 shares subject to the option were vested upon grant and 75,000 shares subject to the option are to vest on each of the next four anniversaries of December 28, 2005.

Under the bonus compensation arrangement, Mr. Guillen can earn a $100,000 cash bonus upon the consummation of an equity financing in an amount of at least $3,100,000 that effects the payoff during 2006 of an existing loan with Key Bank or a $50,000 cash bonus upon the consummation of a debt financing that effects the long-term refinancing of the Key Bank loan. In the event of a financing that is a combination of equity and debt, Mr. Guillen could receive a cash bonus that is pro-rated based on the relative amounts of debt and equity that is used to payoff and re-finance the Key Bank loan.

In the event that Mr. Guillen is entitled to receive either of the cash bonuses, or a combination thereof, and he decides to accept such cash bonus, the stock option award of 500,000 shares shall be: (1) reduced by 150,000 stock option shares to the extent that he accepts the $100,000 cash bonus, (2) reduced by 75,000 stock option shares to the extent that he accepts the $50,000 cash bonus, and (3) to the extent that he accepts a cash bonus that is pro-rated between the $100,000 and $50,000 cash bonuses, be reduced by an amount of stock option shares similarly pro-rated. The stock option reduction, if any, shall come from stock option shares that are the last to vest.

In addition, the board of directors granted to Marvin S. Hausman, M.D., Chairman of the board of directors and interim Chief Financial Officer of OXIS, a non-statutory stock option outside of the Plan, and granted to S. Colin Neill, a director and the Secretary of OXIS, a non-statutory stock option under the Plan. Dr. Hausman was granted an option to purchase 500,000 shares of OXIS’s common stock at an exercise price of $0.29 per share. Mr. Neill was granted an option to purchase 100,000 shares of OXIS’s common stock at an exercise price of $0.29 per share. Both Dr. Hausman and Mr. Neill are associated with Axonyx Inc. which acquired a majority interest in OXIS in 2004 and which currently holds approximately 33% of the outstanding shares of OXIS. The stock options granted to Dr. Hausman and Mr. Neill are rescindable at any time by the disinterested members of the board of directors of OXIS during a three-year period ending January 15, 2007, the three-year anniversary of the date that Axonyx Inc. first agreed to acquire more than 15% of the outstanding shares of OXIS. During the rescission period, the shares underlying the stock options are not exercisable, but after January 15, 2007, the stock options are to become exercisable as follows, subject to continued service (with the same meaning as in the Plan) to OXIS: 300,000 of the shares subject to Dr. Hausman’s option are to become exercisable on January 15, 2007, an additional 100,000 of such shares are to become exercisable on December 28, 2007 and the final 100,000 of such shares are to become exercisable on December 28, 2008; 60,000 of the shares subject to Mr. Neill’s option are to become exercisable on January 15, 2007, an additional 20,000 of such shares are to become exercisable on December 28, 2007 and the final 20,000 of such shares are to become exercisable on December 28, 2008.

Signature(s)

Pursuant to the Requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this Report to be signed on its behalf by the Undersigned hereunto duly authorized.

Dated: January 4, 2006

    OXIS International, Inc.

By:  /s/ Steven T. Guillen
    Steven T. Guillen
    President & CEO